Exhibit 99.1

Alterity Therapeutics Enters into Underwriting Agreement for ATHO Listed Options

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 31 August 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced it has entered into an underwriting agreement (the “Underwriting Agreement”) with MST Financial Services Pty Ltd (the “Underwriter”), pursuant to which the Underwriter has agreed to underwrite the exercise of up to a total 8,400,000 unexercised ATHO listed options (the “Options”) ahead of their expiry (the “Underwriting”).

The Underwritten Options are expected to raise approximately A$4.2 million before costs. MST Financial Services Pty Ltd has been appointed as sole Underwriter to the Offer, and proceeds are expected to support continued late-stage clinical development of ATH434 in Multiple System Atrophy (MSA), as well as general working capital.

“This underwriting will provide additional funding as we work vigorously towards initiation of our planned Phase 3 pivotal trial in MSA. It reflects continued confidence in ATH434 and helps strengthen our balance sheet as we work toward achieving this key milestone,” said David Stamler, M.D., Chief Executive Officer.”

Exercise of Options - Exercise Price and Payment

As at the date of this announcement, there are currently 15,918,235 listed ATHO options on issue, exercisable at A$0.50 and due to expire at 5:00pm (AEST) on 31 August 2026.

If existing Option holders wish to exercise their Options (in whole or in part), they must complete the “Notice of Exercise Form” and provide the completed Notice of Exercise together with payment of A$0.50 per Option. The completed Notice of Exercise and payment (in cleared funds) must be received by no later than 5:00pm (AEST) on 31 August 2026. Instructions regarding methods of payment are included in the Notice of Exercise.

Underwriting Details

Under the Underwriting Agreement, the Underwriter has agreed to underwrite any shortfall arising from Options not exercised by Optionholders before the Expiry Date, up to a maximum of 8,400,000 Options (Underwritten Options). The Underwriter will subscribe, or procure subscriptions, for a corresponding number of new fully paid ordinary shares in the Company (Underwritten Shares).

Accordingly, subject to completion of the Underwriting, the Company will issue between 8,400,000 and 15,918,235 Shares and raise a minimum of approximately A$4.2 million and maximum of approximately A$7.96 million before costs, depending on the number of Options exercised by Optionholders before the Expiry Date. Under the terms of the Underwriting Agreement, the Underwriter will receive an underwriting fee of 7% of the gross proceeds raised from the exercise of Options underwritten by the Underwriter.

In accordance with ASX Listing Rule 3.11.3, the Company advises that the Underwriter is not a related party of the Company.

Any shares issued upon exercise of the Options, and any securities issued to the Underwriter under the Underwriting Agreement, will be issued in accordance with ASX Listing Rule 7.1 Exception 10.

The Underwriting Agreement is subject to customary conditions and termination events, and there is no guarantee that the Underwriting will complete. Investors should refer to the summary of termination events set out below.

Sub-underwriting Arrangements

The Underwriter has also entered into sub-underwriting arrangements with various sophisticated and professional investors (none of whom are related parties or associates of related parties of the Company) which gives the Underwriter the ability to nominate or allocate the exercise of the Underwritten Options and therefore the issue of Underwritten Shares to these sub-underwriters.

Summary of Termination Events under the Underwriting Agreement

The Underwriting Agreement may be terminated by the Underwriter at any time prior to Friday, 4 September 2026, by written notice to the Company, upon occurrence of any of the following events:

(a)	(Breach): the Company is in breach of the Underwriting Agreement or any representation or warranty given by the Company is, or becomes, untrue or incorrect;
(b)	(Unable to issue Shares): the Company is unable or unlikely to issue the Shares forming the shortfall (“Shortfall Shares”) on Monday, 7 September 2026;
(c)

(Capital structure): the Company alters its capital structure or constitution without the prior consent of MST, other than the conversion or exercise of options or other convertible securities on issue as at the date of the Underwriting Agreement;

(d)

(Material adverse change): any existing circumstance becomes known, or any change occurs, which in MST's reasonable opinion could have a material adverse effect on the Company or the Company's ability to perform its obligations under the Underwriting Agreement;

(e)	(Change in management): a change in the senior management or board of directors of the Company occurs or is announced;
(f)

(Regulatory action): ASIC issues or threatens proceedings or commences any inquiry or investigation in relation to the Offer (not withdrawn within 2 business days), ASX threatens or effects a suspension of the Company's securities or indicates that quotation of the Shortfall Shares will not be granted, or any regulatory body commences or announces public action against a director or senior management or any such person is charged with an indictable offence or disqualified from managing a corporation;

(g)

(Hostilities): an outbreak or material escalation of hostilities (whether or not war is declared) involving any of Australia, New Zealand, the United States of America, any member of the European Union, the United Kingdom, Russia, Ukraine, Iran, Israel, Japan, Singapore, Hong Kong or the People's Republic of China, or a terrorist act is perpetrated on any of those countries;

(h)	(Market fall): the ASX/S&P All Ordinaries Index closes at a level that is 10% or more below its level at market close on the date of the Underwriting Agreement;
(i)

(Change in law or policy): there is introduced or publicly announced a proposal to introduce a new law into the Parliament of Australia or any State, or any Commonwealth or State authority adopts or announces a proposal to adopt a new policy, which does or is likely to prohibit, regulate or adversely affect the Offer; or

(j)

(Moratorium or market disruption): a general moratorium on commercial banking activities is declared by any relevant central banking authority, there is a material disruption to commercial banking or security settlement services, trading on ASX or major international exchanges is suspended or materially limited for more than one trading day, or there is a material adverse change in national or international financial markets or political or economic conditions.

The Company may terminate the Underwriting Agreement if the Underwriter defaults or any representation or warranty given by the Underwriter becomes untrue or incorrect.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies in Multiple System Atrophy (MSA) and related Parkinsonian disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in MSA, a rare and rapidly progressive disease. ATH434, the Company’s lead asset, has demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at https://alteritytx.com.

Authorisation & Additional Information

This announcement was authorized by the Board of Directors of Alterity Therapeutics Limited.

Contacts:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Melissa Tempra

NWR Communications

melissa@nwrcommunications.com.au

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.